
POWERED BY THE GAME CHANGERS
FYTA
CARAMEL VANILLA
ELITE PLANT PROTEIN
POWERED BY THE GAME CHANGERS
FYTA
CREAMY CHOCOLATE
ELITE PLANT PROTEIN
POWERED BY THE GAME CHANGERS
FYTA
CAFE LATTE
ELITE PLANT PROTEIN

INVEST IN FȲTA

Boldly goes where no protein has gone before

LEAD INVESTOR

Mark Galvin

The Game Changers was a credible and extremely impactful piece of media. The team behind the documentary clearly understands the science, but has also demonstrated that they can execute their plans. FȲTA has developed one of the best protein powders on the market which is up-cycled and non GMO and clearly has the ability to scale. The protein has high digestibility when compared to other proteins and is produced in the US. I'm excited to be on this journey with them and see how far they can go.

Invested $20,000 this round

fyta.com Laguna Niguel CA

Food & Beverage | Ecommerce | Consumer Goods | Retail | B2C

Highlights

Highlights

1. Founded by the creators of the groundbreaking documentary, The Game Changers.

2. Elite Plant Protein (EPP) beat the top two leading comparable brands 3-to-1 in taste and texture.

3. EPP is made from the most soluble plant-protein ever tested, so goes places other proteins can't.

4. Made in the USA from a unique proprietary blend of upcycled barley and whole ground lupin.

5. Our leadership team has >100 years of combined experience with Quest, Weetabix, Cytosport, Nestlé.

6. Exclusive partnership with EverGrain, a subsidiary of AB InBev.

Our Team



James Wilks CEO & Founder of FŸTA

Producer/narrator of The Game Changers documentary. Co-Founder of the Game Changers Institute. Winner of The Ultimate Fighter (UFC). Ranked as number three on Men's Health list of the Most Influential Men in Health and Fitness.



Mike O'Hare Chief Operating Officer

Mike has spent much of his career developing laterally integrated supply chain solutions for innovative and entrepreneurial food and beverage companies including, CytoSport (Muscle Milk) and Quest Nutrition including a $1BN exit to Simply Good Foods.



Claudia Cave Director of Operations

Managed Logistics Operations for several innovative and disruptive CPG brands including Just Foods, Bare Snacks, Perricone MD, and CytoSport (Muscle Milk).



Stuart Latta Chief Financial Officer

$1BN exit to Simply Good Foods while C-Suite EVP for Quest Nutrition. Highly regarded as a strategic thought leader on executive leadership teams. Performed due diligence for Kraft Pizza acquisition and integration with the Dreyer's frozen DSD network.

We're FȲTA

YOU'VE NEVER HAD PROTEIN LIKE THIS BEFORE.

Plant based protein that has:

- 30g of fast-absorbing protein
- All 9 essential amino acids
- 3g of gut friendly fiber
- No dairy, soy, wheat, artificial ingredients
- Upcycled certification



NON GMO	UPCYCLED	MADE IN USA	100% VEGAN	DAIRY & SOY FREE	FILLER FREE











WHERE WE COME FROM

The Game Changers documentary followed the story of James Wilks — elite Special Forces trainer and winner of *The Ultimate Fighter* — as he traveled the world on a quest for the truth about protein and the optimal human diet.

Showcasing elite athletes, special ops soldiers, and visionary researchers, *The Game Changers* was viewed by an estimated 200 million people, creating a measurable shift in eating patterns around the globe. After the film's release, global demand for high-protein plant-based food skyrocketed.

Coinciding with this, our team was inundated with requests for tasty, convenient products that met our criteria for optimal athletic performance and health.

Unsatisfied with the existing options, we assembled a team of world-class team sports dietitians and food scientists with one simple mission: develop a line of products worthy of *The Game Changers'* legacy.



THE GAME CHANGERS DESTROYED THE MYTH THAT MEAT AND ANIMAL PROTEIN ARE NECESSARY TO OPTIMALLY BUILD MUSCLE.

SUBSEQUENT TO THE RELEASE, INTEREST IN PLANT-BASED EATING MORE THAN TRIPLED WORLDWIDE.

Backed by a massive audience of over 200 Million viewers, the creators behind *The Game Changers* are out to revolutionize the sports and active nutrition market.

Plant Based Movement

The Game Changers Documentary
Sept 2019

ESTIMATED >200M VIEWS

ACCELERATED THE INTEREST IN PLANT-BASED PROTEIN

ESTABLISHED THE CREDIBILITY OF THE GAME CHANGERS' TEAM

FYTA   Sources: Google Trends, Euromonitor, IRI, McKinsey

REVOLUTIONIZING PROTEIN CONSUMPTION

Athletes, from weekend warriors to seasoned pros — along with several other demographics, including people with active lifestyles, those who are pregnant, children and the elderly — have higher protein requirements than standard recommendations.

There is specifically an increasing interest in plant protein, due to it being better for health, performance and the planet. When it comes to protein powders, plant-based products on the market are chalky and gritty compared to their whey-based counterparts and, as a result, consumers are often dissatisfied with the mouthfeel, impacting their overall experience.

Furthermore, many plant protein powders have too much sugar, saturated fat and/or other unwanted ingredients in order to mask the earthy taste.



FỸTA has addressed these issues by introducing a groundbreaking protein powder that transcends the limitations of current offerings, providing a delightful sensory experience while maintaining a commitment to nutritional excellence.

Our flagship product is made with the most soluble plant protein ever tested, meaning it quickly dissolves into any liquid, from water to plant-based milk.

leading to 3 to 1 preferred taste and texture over leading comparable competitors.

It's so versatile that it can be added to yogurt, oatmeal, pancakes and baked goods without ruining the texture. Consumers have evenadded it into coffee as part of their daily routine.By focusing on taste, texture, and quality ingredients, we are poised to capture a substantial share of the protein supplement market.





CUSTOMER REVIEWS

Richard K.
✅ Verified Reviewer

⭐⭐⭐⭐⭐ **The best protein powder ever made**

An amazing product from a team truly trying to do the right thing. Mixes incredibly well, tastes delicious and is super clean compared to other plant based protein powders. I have added to coffee and is such a great way to add in protein to your daily routine and blends amazing in smoothies. This deserves to become the No.1 protein powder in the world. **Read less**

Wilson S.
✅ Verified Reviewer

⭐⭐⭐⭐⭐ **Fantastic Product**

Best protein supplement I've had after 20 years in the gym. Fantastic taste and mouthfeel, no clumping.

Karilynne...
✅ Verified Buyer

⭐⭐⭐⭐⭐ **Great flavor and texture**

Flavor is a nice creamy chocolate and can be enjoyed mixed only with water. Texture is smooth, not grainy or chalky as other plant based protein powders can be. I also love that the protein content is so high (30g for a serving).

Alex S.
✅ Verified Reviewer

⭐⭐⭐⭐⭐ **Great Taste and even better with Coffee**

Tried all 3 products and they all are super delicious, I can't tell which one is my favorite. Also, I love how they taste in my coffee, I have been trying to find a protein that mixes well with Coffee and I am so happy to have found one!

FYTA

DRIVING THE BRAND

FYTA is launching with a diverse, best in class team of staff, consultants and advisers with a broad range of experience including nutrition, athletics, food product development, supply chain, logistics and marketing.

JAMES WILKS, CEO

PRODUCER/NARRATOR OF THE GAME CHANGERS

Elite Combat Instructor, Special Operations, DoD

Winner of The Ultimate Fighter

#3 on Men's Health's "13 Most
Influential Men in Health and Fitness"



Influential Men in Health and Fitness
(2020)




JOSEPH PACE
CO-FOUNDER*
AMANDA BROWN, PHD, MS, RD, CSCS
CHIEF HEALTH OFFICER*
TJ WATERFALL, MSC, RNUTR
CHIEF NUTRITION OFFICER*
PHOEBE LEWIS
OPERATIONS MANAGER*
MIKE O'HARE
CHIEF OPERATING OFFICER
CLAUDIA CAVE
DIRECTOR OF OPERATIONS
SARAH NÁJERA ESPINSOSA, PHD(C), MSC
CHIEF SUSTAINABILITY OFFICER*
REGAN STIEGMANN, DO, MPH
MILITARY LIAISON OFFICER*
STUART LATTA
CHIEF FINANCIAL OFFICER
SETH TIBBS
COMMUNICATIONS MANAGER
ANGIE SADHEGI, MD
CHIEF MEDICAL OFFICER*
LARRY GREEN
ADVISOR*
FYTA
*part-time

FYTA has established a solid foundation for launch, including:

- ERP system
- 3PL logistics
- Full-packaging systems
- Shopify Plus

CONSUMER DIET TRENDS ARE ACCELERATING PLANT-BASED AND HIGH-PROTEIN FOODS

$14B $3.6B 30%

$14B

Current sports nutrition market size, consisting primarily of bars, RTM powders/meal replacements, Growing at ~8%.

$3.6B

Current share of the market held by plant-based products, with roughly 80% of that share in the form of powders and meals.

36%

Growth rate of plant-based sports nutrition products expected to reach nearly $17.4B by 2027

We're building FYTA for better health, a better planet, and a better you.

